Exhibit 99.1

Fitell Corporation Announces Completion of Redomiciliation to the British Virgin Islands

Taren Point, Australia, March 5, 2026 (GLOBE NEWSWIRE) — Fitell Corporation (NASDAQ: FTEL) (“Fitell” or the “Company”) announced completion of its redomiciliation from the Cayman Islands to the British Virgin Islands as a BVI business company (the “BVI Company”). The redomiciliation was approved by the shareholders of the Company at the Company’s extraordinary general meeting of shareholders on December 12, 2025.

The redomiciliation was completed following the close of trading on the Nasdaq Capital Market on March 6, 2026. At completion, all issued and outstanding ordinary shares of Fitell were exchanged on a one-for-one basis for newly issued shares of ordinary shares of the BVI Company. Fitell’s class A ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “FTEL” with the new CUSIP number G3514S104.

The Company expects the redomiciliation to save costs and streamline reporting requirements, in addition to reducing the associated administrative burden for the Company and investors.

For more information on the redomiciliation of the Company, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on its Investor Relations website.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

Certain statements in this release, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are based on current expectations and assumptions, and are subject to risks and uncertainties, regulatory issues, unanticipated issues on Nasdaq with respect to implementing the loyalty payment, as well as risks set forth in the Company’s filings with the Securities and Exchange Commission (the “Commission”) including its Form 20-F for the year ended June 30, 2025 which was filed on November 14, 2025 and Form 6-K reports filed in connection with our earnings result and other filings with the Commission. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, except to the extent required by law. We cannot guarantee that future results reflected in the forward-looking statements will occur.

For more information, please contact:

Chief Financial Officer
Edwin Tam
edwin@gymdirect.com.au

Investor Relations
ir@fitellcorp.com